Exhibit 99.1

Orphazyme A/S

Company announcement

No. 09/2022

Ole Maaløes Vej 3, DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Updated Financial Calender for 2022

Copenhagen, Denmark, March 3, 2022 – Orphazyme A/S (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, today announced an update to the Financial Calendar for 2022. The planned date of the Annual General Meeting is changed to April 29, 2022, and the publication of the Annual Report for 2021 is changed to April 7, 2022.

Orphazyme has thus scheduled the following dates for the remainder of 2022:

Deadline for submission of shareholder proposals to Annual General Meeting

March 17, 2022

Annual Report 2021

April 7, 2022

Annual General Meeting 2022

April 29, 2022

Interim Report First Half 2022

August 25, 2022

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer+45 2898 9055

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. ADSs representing Orphazyme’s shares are listed on Nasdaq U.S. (ORPH) and its shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. A marketing authorization application (MAA) for arimoclomol in NPC has been filed with the European Medicines Agency and is under review.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements, including the risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021, the Company’s Report on Form 6-K filed with the SEC on June 11, 2021, and other filings Orphazyme makes with the SEC from time to time. These documents are available on the “Investors & Media” section of Orphazyme’s website at www.orphazyme.com. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.